SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


               Capital Realty Investors - III Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 9, 2001
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



-------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

         CUSIP No. Not Applicable           13D               Page 2 of 12


1.       NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

         Equity Resources Group, Incorporated    I.R.S.# 04-2723870
         Equity Resource Bay Fund Limited Partnership   I.R.S.# 04-3293645
         Equity Resource Boston Fund Limited Partnership   I.R.S.#04-3430288
         Equity Resource General Fund Limited Partnership   I.R.S.# 04-3012717
         Equity Resource Fund XV Limited Partnership   I.R.S.# 04-3182947
         Equity Resource Fund XVI Limited Partnership   I.R.S.# 04-3223091
         Equity Resource Lexington Fund Limited Partnership I.R.S. # 04-3526768 Mark S. Thompson
         Eggert Dagbjartsson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (A)   [x]
                                                            (B)
3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                  WC $157,387

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.
         Equity Resource General Fund Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Lexington Fund Limited Partnership is a Massachusetts limited partnership.
         Mark S. Thompson is a United States citizen.
         Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.       SOLE VOTING POWER

         None.



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         CUSIP No. Not Applicable           13D               Page 3 of 12

8.       SHARED VOTING POWER

         702 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bay Fund General Partners"). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         2,609 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Boston Fund General Partners"). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         20 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "General Fund General Partners"). Voting power with respect to such Units is shared by the General Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         542 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

         864 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

         953 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the "Lexington Fund General Partner"). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

         See Item 2 below for other required information.

         CUSIP No. Not Applicable           13D               Page 4 of 12


9.       SOLE DISPOSITIVE POWER

         None.

10.      SHARED DISPOSITIVE POWER

         702 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         2,609 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         20 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the General Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         542 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

         864 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

         953 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

         See Item 2 below for other required information.

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         702 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         2,609 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         CUSIP No. Not Applicable           13D               Page 5 of 12


         20 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         542 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         864 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         953 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

         See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.2% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         4.3% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         .03% are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         .9% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

         1.4% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.


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         CUSIP No. Not Applicable           13D               Page 6 of 12


         1.59% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

         See Item 2 below for other required information.

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         Equity Resources Group, Incorporated                             CO
         Equity Resource Bay Fund Limited Partnership                     PN
         Equity Resource Boston Fund Limited Partnership                  PN
         Equity Resource General Fund Limited Partnership                 PN
         Equity Resource Fund XV Limited Partnership                      PN
         Equity Resource Fund XVI Limited Partnership                     PN
         Equity Resource Lexington Fund Limited Partnership               PN
         Mark S. Thompson                                                 IN
         Eggert Dagbjartsson                                              IN

Item 1.  Security and Issuer

         This statement relates to certain limited partnership units (the "Units") of Capital Realty Investors - III Limited Partnership, a Maryland limited partnership with its principal executive office at 11200 Rockville Pike, 5th Floor, Rockville, MD 20852.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource General Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

         (b) The business address of each of Equity Resource Bay Fund limited partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource

         CUSIP No. Not Applicable           13D               Page 7 of 12


General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership, Equity Resources Group, Incorporated, Eggert Dagbjartsson and Mark S. Thompson, is 14 Story Street, Cambridge, Massachusetts 02138.

         (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership purchased the Units hereby reported for an aggregate of $157,387 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.  Purpose of Transaction.

         Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

         CUSIP No. Not Applicable           13D               Page 8 of 12


Item 5.  Interest in Securities of the Issuer.

        (a) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership beneficially own an aggregate of 5,690 Units, representing 9.48% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 9.48% because of rounding done pursuant to the instructions to Schedule 13D).

         (b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Fund XV Limited Partnership Equity Resource Fund XVI Limited Partnership, and Equity Resource Lexington Fund Limited Partnership share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 5,690 Units referred to in Item 5(a). See Item 2 above for other required information.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
               to Securities of the Issuer.

               None.

Item 7.  Material to be Filed as Exhibits.

               Exhibit 7.1 Agreement dated as of May 9, 2001, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

         CUSIP No. Not Applicable           13D               Page 9 of 12

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


             May 9, 2001                          May 9, 2001
                               (Date)                                  (Date)

EQUITY RESOURCES GROUP,                          /s/ Eggert Dagbjartsson
INCORPORATED                                  ---------------------------------
                                              Eggert Dagbjartsson, individually

By:  /s/Eggert Dagbjartsson
   ------------------------------------          /s/ Mark S. Thompson
     Eggert Dagbjartsson                      ---------------------------------
     Executive Vice President                 Mark S. Thompson, individually


EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

By:    /s/Eggert Dagbjartsson
   ------------------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE GENERAL FUND
LIMITED PARTNERSHIP

By:    /s/Eggert Dagbjartsson
   ------------------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP

By: /s/Eggert Dagbjartsson
   ------------------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By:/s/Eggert Dagbjartsson
          -----------------------------
          Eggert Dagbjartsson
          Executive Vice President

         CUSIP No. Not Applicable           13D               Page 10 of 12


EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By:/s/Eggert Dagbjartsson
          -----------------------------
           Eggert Dagbjartsson
           Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By: /s/Eggert Dagbjartsson
   --------------------------------------
   Eggert Dagbjartsson, as general partner

         CUSIP No. Not Applicable           13D               Page 11 of 12

                                                                    EXHIBIT 7.1
                                   AGREEMENT


         This Agreement, dated as of May 9, 2001, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

         Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 5,690 units (the "Units") of limited partnership interest in Capital Realty Investors - III Limited Partnership, a Maryland limited partnership, held by Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership. Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Lexington Fund Limited Partnership and Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership as the case may be.

         Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

         Executed and delivered as of the date first above written.



EQUITY RESOURCES GROUP,                          /s/ Eggert Dagbjartsson
INCORPORATED                                  ---------------------------------
                                              Eggert Dagbjartsson, individually

By:  /s/Eggert Dagbjartsson
   ------------------------------------          /s/ Mark S. Thompson
   Eggert Dagbjartsson                        ---------------------------------
   Executive Vice President                   Mark S. Thompson, individually


EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

By:  /s/Eggert Dagbartsson
   ------------------------------------
   Eggert Dagbjartsson, as general partner



EQUITY RESOURCE GENERAL FUND
LIMITED PARTNERSHIP

By:  /s/Eggert Dagbartsson
   ------------------------------------
   Eggert Dagbjartsson, as general partner

         CUSIP No. Not Applicable           13D               Page 12 of 12


EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP

By:    /s/Eggert Dagbjartsson
   ----------------------------------
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By:/s/Eggert Dagbjartsson
          ---------------------------
           Eggert Dagbjartsson
           Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By:/s/Eggert Dagbjartsson
          ---------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By: /s/Eggert Dagbjartsson
   -------------------------------------
   Eggert Dagbjartsson, as general partner